UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
The Ronald S. Lauder Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	65,457
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER	65,457
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		65,457
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		Less than 0.1% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

Item 1(a).        Name of Issuer:

The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).        Address of Issuer's Principal Executive Offices

767 Fifth Avenue
New York, NY 10153

Item 2 (a)        Name of Person Filing:

The Ronald S. Lauder Foundation (the “Reporting Person”)

Item 2 (b)        Address of Principal Business Office or, if none, Residence:

767 Fifth Avenue, Suite 4200
New York, NY 10153

Item 2 (c)        Citizenship:

State of New York

Item 2 (d)        Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e)        CUSIP Number:

518439 10 4

Item 3.             Not applicable

Item 4.             Ownership

(a)
As of December 31, 2013, , the Reporting Person beneficially owned 65,457 shares of Class A Common Stock of the Issuer held directly by the Reporting Person, which constitute less than 0.1% of the number of shares of Class A Common Stock outstanding.  Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.

(b)
Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 65,457 shares of Class A Common Stock beneficially owned by the Reporting Person constitute less than 0.1% of the aggregate voting power of the Issuer.

(c)	The Reporting Person has sole voting and dispositive power with respect to 65,457 shares of Class A Common Stock owned by the Reporting Person.

Page 3 of 7 pages

Item 5.             Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.             Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.             Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.             Notice of Dissolution of Group

Not Applicable

Item 10.           Certifications

Not Applicable

Page 4 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014

By:	/s/ Ronald S. Lauder
Name:	Ronald S. Lauder Chairman of the Board of Directors

Page 5 of 7 pages

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement (as of December 31, 2013)

Page 6 of 7 pages